SCHEDULE 14A
                               (Rule 14a-101)
                  INFORMATION REQUIRED IN PROXY STATEMENT

                          SCHEDULE 14A INFORMATION
        Proxy Statement Pursuant to Section 14(a) of the Securities
                   Exchange Act of 1934 (Amendment No. 1)

     Filed by the registrant / /

     Filed by a party other than the registrant /x/

     Check the appropriate box:

     /x/ Preliminary proxy statement         / / Confidential,
                                                 For Use of the
                                                 Commission Only
                                                 (as permitted by
                                                  Rule 14a-6(e)(2))

     / / Definitive proxy statement

     / / Definitive additional materials

     / / Soliciting material pursuant to Rule 14a-11(c) or Rule 14a-12

                          WATKINS-JOHNSON COMPANY
              (Name of Registrant as Specified in Its Charter)

              SANDERA PARTNERS, L.P., NEWCASTLE PARTNERS, L.P.
(Name of Person(s) Filing Proxy Statement, if Other Than the
Registrant)

Payment of filing fee (Check the appropriate box):

     /x/ No fee required.

     / / Fee computed on table below per Exchange Act Rule 14a-6(i)(1) and 0-11.

     (1) Title of each class of securities to which transaction applies:

     (2) Aggregate number of securities to which transaction applies:

     (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it is determined):

     (4) Proposed maximum aggregate value of transaction:

     (5) Total fee paid:

     / / Fee paid previously with preliminary materials:

     / / Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     (1) Amount previously paid:

     (2) Form, Schedule or Registration Statement no.:

     (3) Filing Party:

     (4) Date Filed:



   PRELIMINARY COPY   SUBJECT TO COMPLETION, DATED FEBRUARY 23, 1999




                           SANDERA PARTNERS, L.P.

                        1601 Elm Street, Suite 4000
                            Dallas, Texas  75201



                              PROXY STATEMENT
                 in opposition to The Board of Directors of
                          WATKINS-JOHNSON COMPANY


                       ANNUAL MEETING OF SHAREHOLDERS


     This Proxy Statement and the enclosed GREEN proxy card are furnished by Sandera Partners, L.P. and Newcastle Partners, L.P. (collectively, "Sandera"), to the holders of the outstanding common stock, no par value (the "Common Shares"), of Watkins-Johnson Company, a California corporation (the "Company") in connection with the solicitation of proxies by and on behalf of Sandera for use at the Company's annual
meeting of shareholders (the "Meeting") to be held on                 ,
1999, and at any and all adjournments or postponements thereof. Sandera intends to deliver this Proxy Statement and form of proxy to a sufficient number of holders of the Company's voting shares to elect the three director nominees supported by Sandera.

     The Meeting will be held at         local time, at
                          , and the close of business on             ,
1999 has been fixed as the record date for determining shareholders entitled to notice of and to vote at the Meeting.  This Proxy Statement and the enclosed GREEN proxy card are first being mailed to shareholders
on or about          , 1999.  The principal executive offices of the
Company are located at 3333 Hillview Avenue, Palo Alto, California 94304-1223.

     THESE ARE PRELIMINARY PROXY MATERIALS AND, IN ACCORDANCE WITH UNITED STATES SECURITIES LAWS, DO NOT INCLUDE A PROXY CARD. ONCE OUR PROXY MATERIALS BECOME DEFINITIVE, YOU WILL RECEIVE ANOTHER COPY ALONG WITH OUR GREEN PROXY CARD WHICH YOU CAN USE TO VOTE YOUR SHARES.

     Pursuant to this Proxy Statement, Sandera is soliciting proxies from holders of outstanding Common Shares for the purpose of electing three director nominees sponsored by Sandera. Sandera urges you to sign, date and return today the enclosed GREEN proxy card in the enclosed postage prepaid envelope. Sandera respectfully requests that you not return any proxy forms sent to you by the Board of Directors of the Company (the "Board"). If you have returned a Board proxy card, even if to withhold authority to vote, please sign, date and return the enclosed GREEN proxy card in the enclosed postage-prepaid envelope. The latest dated proxy is the only one that counts. Regardless of how many shares you own, your vote is very important.

     IMPORTANT NOTE: If your shares are held in the name of a brokerage firm, bank or other institution, only it can execute a proxy with respect to your Common Shares, and only upon receipt of your specific instructions. Accordingly, you should contact the person responsible for your account and give instructions for the GREEN proxy card to be signed representing your shares.

     For assistance or further information, please call D. F. King & Co., Inc. ("D. F. King"), which is assisting us in this matter, at (212) 269-5550.

                        REASONS FOR THE SOLICITATION

         Sandera is commencing this proxy solicitation because Sandera believes the election of its nominees to the Board will cause the Board to be more responsive to shareholder concerns, and will ultimately result in shareholders' realizing greater value for their investment (although there can be no assurance of the foregoing). In reaching this conclusion, Sandera has considered the following:

          The current directors haven't created value for shareholders. The cumulative total shareholder return (change in stock price plus reinvestment of dividends) of an investment in the Company's stock over the ten-year period from year-end 1988 to year-end 1998 was - 3.17%, as compared to +478.45% for the S&P 500 Composite Index.

          The current directors have had ample time to create value. Six of the eight current directors, including the Company's President and CEO, have been directors for ten years or more. The average tenure of the current directors is over twenty years, with two directors having served for over forty years, one for over thirty years and none for less than five. Four of the current directors are over seventy years of age, two over sixty, and none less than fifty-four.

          The current directors don't own many shares. Four of the current directors, including one who has been a director for over thirty years, each own less than 1,000 shares outright. A fifth, who has been a director for thirteen years, owns 6,000 shares outright. Sandera owns 183,200 Common Shares, or approximately 2.5% of the outstanding Common Shares. According to the Company's press release dated January 29, 1999, the only director who owns more shares than Sandera, excluding options, is Dean A. Watkins.

          The current directors who own a significant number of shares are subject to compensation agreements that, in Sandera's view, may prevent them from being viewed as truly independent. The current director with the largest outright shareholding receives $265,000 annually from the Company pursuant to a consulting contract, in addition to his annual fees as a director ($21,600 plus $300 per meeting attended and options on 3,000 shares). The current director with the second largest outright shareholding is the Company's President and Chief Executive Officer, and in 1997 (the most recent year for which information is publicly available) received cash compensation of over $930,000, including a bonus of over $470,000. The current director with the third largest outright shareholding receives $125,000 annually from the Company pursuant to a consulting contract, in addition to his annual fees as a director.

         Sandera expects its nominees will represent the point of view of shareholders who have made a substantial investment in the Company, will be independent of management and will bring a fresh perspective to the Company's problems and opportunities. Sandera has invested $3,597,715.90 in the Company, and therefore believes that it has a substantial interest in common with all the shareholders of the Company. Sandera believes that the Board is currently facing a number of strategic resource allocation decisions including:

          What to do with the Company's $80.2 million of cash and equivalents and short-term investments. This amount represents 32.4% of the Company's total assets.

          Whether to continue research and development activity at its current level. Over the three fiscal years ending in 1997, the Company spent over $140 million on research and development, which was in excess of 15% of sales for the three-year period. In addition, during the third quarter of 1998, the Company took a $44.4 million charge for asset write downs and restructuring.

         Whether to continue all the Company's current business activities, and what to do with the proceeds of any dispositions or divestitures. The Company has publicly acknowledged that it is seeking strategic alternatives for its Semiconductor Equipment Group, including the possible sale of the Group.

Although Sandera nominees have not yet developed any particular plans with respect to these issues, how they are resolved will have a substantial impact on both the future of the Company and the value of shareholders' investment. Sandera therefore believes the election of its nominees to the Board is particularly timely.

     Sandera is proposing three nominees because the Company's by-laws enable three directors to exert more influence than two or one. Several significant actions (e.g., amendment of the by-laws, change in the number of directors, sale or disposal of assets) require the affirmative vote of 75% of the directors. As a consequence, independent directors holding only one or two seats (of eight) almost certainly would receive less serious consideration from the remaining directors than those holding three.

                               THE MEETING

Record Date, Quorum and Voting

     The close of business on                     , 1999 (the "Record
Date") has been established as the record date for determining shareholders entitled to notice of and to vote at the Meeting or any adjournments or postponements thereof. At the Record Date, there were,
to the best knowledge of Sandera,                Common Shares issued and
outstanding and entitled to vote.

         Except with respect to the election of directors, each holder of Common Shares is entitled to one vote per Common Share held on each matter submitted to a vote of the shareholders. In the election of directors, each shareholder has cumulative voting rights and is entitled to as many votes as equal the number of shares held by such shareholder multiplied by the number of directors to be elected, which votes may be cast for a single director nominee or distributed among any two or more director nominees, as such shareholder determines. If you wish to cumulate your votes in a way other than as proposed by Sandera, clearly indicate on the GREEN proxy card how you wish to distribute your votes. No shareholder, however, shall be entitled to cumulate votes unless such director nominee or nominees' names have been placed in nomination prior to the voting and the shareholder, or any other shareholder, has given notice at the Meeting, prior to the voting, of such intention to cumulate votes. Sandera intends to give such notice at the meeting. The presence, in person or by proxy, of holders of a majority of the outstanding Common Shares entitled to vote at the Meeting is necessary to constitute a quorum for the transaction of business. Assuming the presence of a quorum, the eight nominees receiving the highest number of votes will be elected directors of the Company.

     Only holders of record as of the close of business on the Record Date will be entitled to vote at the Meeting. If you are a shareholder of record on the Record Date you will retain your voting rights for the Meeting even if you sell your shares after the Record Date. Accordingly, it is important that you vote the Common Shares held by you on the Record Date, or grant a proxy to vote such Common Shares on the GREEN proxy card, even if you sell such Common Shares after the Record Date.

     If your Common Shares are held in the name of a brokerage firm, bank or other institution on the Record Date, only it can execute a proxy with respect to your Common Shares, and only after receipt of your specific instructions. Therefore, please contact the person responsible for your account and instruct that person to execute the GREEN proxy card.

Effect of the Green Proxy Card

     Sandera is soliciting FOR the election of Sandera's director nominees named in Proposal No. 1. By executing Sandera's GREEN proxy card, shareholders will revoke any earlier dated proxy card which they may have signed, including proxy cards solicited by the Board. Proxies will be voted as directed, including any directions to cumulate votes or withhold votes from particular nominees. In the absence of such instructions, any shareholder voting by means of the accompanying GREEN proxy card will be granting the proxy holders discretionary authority to vote the relevant shares cumulatively at the discretion of the persons named in the GREEN proxy card to elect the maximum number of Sandera director nominees.

         Any shareholder executing and delivering Sandera's enclosed GREEN proxy card may revoke such proxy at any time before its exercise by duly executing a later-dated proxy, or executing and delivering an instrument expressly revoking the proxy to Sandera, in care of D. F. King, at 77 Water Street, New York, New York 10005, or by declaring its revocation at the Meeting. ONLY YOUR LATEST DATED PROXY FOR THE MEETING WILL COUNT.

     Sandera knows of no matters to be presented for action at the Meeting other than those specified in this Proxy Statement and the Notice of Annual Meeting of Shareholders distributed by the Company. Should any other matter properly come before the Meeting, the GREEN proxies held by Sandera will be voted upon these other matters in accordance with the best judgment of the persons voting such GREEN proxies. The persons named as proxies in Sandera's GREEN proxy card were selected by Sandera and are nominees, employees or representatives of Sandera.

     Sandera is soliciting your proxy in support of the three nominees listed below. If Sandera director nominees are elected, additional directors nominated by the Board will also be elected. If you wish to vote for the Sandera nominees by proxy you may do so only by returning the enclosed GREEN proxy card. A shareholder may not submit a proxy card to vote for both the Sandera nominees and the Company nominees. Therefore, Sandera respectfully requests that you not return any proxy cards sent to you by the Board even if you wish to vote for any of the Company nominees. If you have returned a Board proxy card, even if to withhold authority to vote, please sign, date and return Sandera's enclosed GREEN proxy card in the enclosed postage prepaid envelope. The latest dated proxy is the only one that counts. Regardless of how many shares you own, your vote is very important.

Proposal No. 1:  Election of Directors

         The Company's Board of Directors currently consists of eight persons, with a term of office expiring each year. All eight members of the Board are proposed to be elected at the Meeting for a term expiring at the next annual meeting of shareholders to be held in 2000. Directors will be elected by cumulative voting. The eight nominees for election as directors who receive the greatest number of votes cast for the election of directors by the holders of Common Shares entitled to vote at the Meeting at which a quorum is present will become directors at the conclusion of the tabulation of votes. See "-- Record Date, Quorum and Voting" above. A shareholder's abstention from voting and any broker non-votes will be counted for purposes of determining whether a quorum is present but will not be treated as a vote for or against any particular nominee and therefore will not affect the outcome of the election of directors. Each director nominee so elected will hold office until the expiration of his term at the next annual meeting of shareholders and until such nominee's successor has been elected and qualified. The proxies given to the persons named in Sandera's enclosed GREEN proxy card will be voted cumulatively at the discretion of the persons named in the GREEN proxy card to elect the maximum number of Sandera's three nominees listed below (unless the proxy withholds authority to vote for any of such nominees). See "--Effect of the Green Proxy Card" above. The proxies cannot be voted for a greater number of persons than the number of nominees named, that is, three. Accordingly, all shareholders should carefully consider the fact that their franchise to vote for a full Board is correspondingly limited. In case of the inability of any of the nominees to serve, subject to the right to cumulate votes granted to the persons named as proxies on Sandera's GREEN proxy card, such proxies will be voted for the balance of those named and for substitute nominees, but Sandera now knows of no reason to anticipate that any substitutions will occur.

     Sandera recommends a vote FOR the nominees listed below.


Name, Age and                      Principal Occupation
Business Address                   During the Last Five Years

John A. (Pete) Bricker, Jr., (47)  President of Sandera Capital, L.L.C.
1601 Elm Street                    Private investment firm) since 1995;
Suite 4000                         President and Manager of SCM Advisors,
Dallas, Texas 75201                L.L.C. (Registered investment advisor)
                                   since 1991; prior to 1993, lecturer in
                                   finance, Edwin L. Cox School of
                                   Business, Southern Methodist
                                   University; also a Director of
                                   General Housewares Corporation
                                   (Cookware and giftware).

Mark E. Schwarz (38)               Vice President of Sandera Capital,
1601 Elm Street                    L.L.C. (Private investment firm) since
Suite 4000                         1995; Manager of Sandera Capital,
Dallas, Texas  75201               L.L.C. since 1996; Securities analyst/
                                   portfolio manager of SCM Advisors,
                                   L.L.C. (Registered investment advisor)
                                   from 1993 to 1996; Sole general
                                   partner of Newcastle Partners, L.P.
                                   (Private investment firm) since 1993;
                                   also a Director of Aydin Corporation
                                   (Defense electronics and telecommuni-
                                   cations)


Thomas J. Fowler (48)              Vice President, Secretary and General
1601 Elm Street                    Counsel of Unity Hunt, Inc. (Invest-
Suite 4000                         ment management and acquisition firm)
Dallas, Texas  75201               and its affiliated companies since
                                   1994; prior to 1994, private practice
                                   of law (solo practice); Certified
                                   Public Accountant since 1976.

     According to the proxy statement for the Company's 1998 annual meeting of shareholders and the Company's other filings with the Securities and Exchange Commission, each member of the Company's Board of Directors who is not also an employee of the Company currently receives an annual fee of $21,600 and a fee of $300 for each Board or committee meeting attended. Nonemployee directors may also participate in the 1989 Stock Option Plan for Nonemployee Directors (the "1989 Director Plan"), amended and restated effective as of January 29, 1996, which was approved at the Company's 1996 annual shareholders' meeting. Pursuant to the 1989 Director Plan, each nonemployee director receives a stock option grant of 3,000 Common Shares annually. In addition, the 1989 Director Plan provides that new directors shall, upon election by the shareholders, receive an automatic, one-time grant of options to purchase 3,000 Common Shares. These options provide for the purchase of shares at not less than the fair market value of the stock on the date of the grant, fully vesting six months after the date of the grant, and remain exercisable for a period of ten years from the date of the grant. Vested options expire one year after the director's date of service ends. The aggregate number of Common Shares which may be issued under the 1989 Director Plan is 350,000. As of December 31, 1997, there were 90,590 shares subject to outstanding options and 196,909 shares available for future grants.

     In addition, in 1995, the Company authorized a directors' retirement plan. This plan provides that each director who has completed at least five years of active service as a director shall, upon retirement from the Board, receive one-half of his quarterly fee for a period of years not to exceed one-half of the director's years of service as a director of the Company after April 8, 1995.

     Sandera believes that each Sandera nominee, if elected, will receive the Company's regular directors' compensation, as set forth above, and will be indemnified for his services as a director of the Company to the same extent indemnification is available to directors of the Company under the Company's by-laws.

     In addition, Sandera believes that, upon election, Sandera nominees will be covered by the Company's officer and director liability insurance, assuming the Company has in effect a standard officer and director insurance policy. Sandera has also agreed to indemnify Sandera nominees against any expenses (including legal fees) arising out of their participation in the proxy solicitation.

                         BACKGROUND

Who is Sandera?

         Sandera Partners, L.P., a Texas limited partnership, is a private investment partnership based in Dallas, Texas. Sandera Partners, L.P. was formed in 1995 by a predecessor of its general partner, Sandera Capital Management, L.P. Sandera Capital Management, L.P., in turn, is a Texas limited partnership formed by its general partner, Sandera Capital, L.L.C. to manage Sandera Partners, L.P. Sandera Capital, L.L.C. is a Texas limited liability company managed by Messrs. Bricker and Schwarz and Mr. Clark K. Hunt. The business address of each of the foregoing entities and persons is 1601 Elm Street, Suite 400, Dallas, Texas 75201.

     Newcastle Partners, L.P. is a Texas limited partnership based in Dallas, Texas. Newcastle Partners, L.P. was formed in 1993 by its general partner, Mark E. Schwarz, to purchase, sell, acquire, hold and exchange investment securities. The business address of Newcastle Partners, L.P. is 4020 Windsor Avenue, Dallas, Texas 75205.

Sandera's Involvement with the Company

     Sandera became a significant investor in the Company in late 1998. It currently owns 183,200 shares, or approximately 2.5% of the shares outstanding. In early January, 1999, representatives of Sandera contacted the Company to request representation on the Company's Board. The Board met to consider Sandera's request and, on January 26, 1999, Sandera was informed that the Company was unwilling to grant its request. On January 28, 1999, pursuant to Article IX, Section 9.12 of the Company's By-laws, Sandera delivered to the Company a formal notice of its intent to nominate at the Meeting the three individuals named in this Proxy Statement for election to the Company's Board.

     Sandera then filed this Proxy Statement (in preliminary form) with the Securities and Exchange Commission on February 10, 1999, and proceeded with the solicitation described herein.

                       VOTING SECURITIES OUTSTANDING

     The following table provides information as to the beneficial ownership of the Common Shares by Sandera nominees, each current director and officer, all current officers and directors as a group, and each other person who beneficially owns 5% or more of the Shares. The information for current directors, current officers and for all current officers and directors as a group has been taken from the Company's 1998 annual meeting proxy statement dated March 17, 1998 and the Company's other filings with the Securities and Exchange Commission. (Please note, however, that the figure shown below for all directors and officers as a group reflects only beneficial ownership shown in the Company's 1998 annual meeting proxy statement.) The information for beneficial holders of 5% or more of the Shares has been taken from each such holder's most recent filing on Schedule 13G with the Securities and Exchange Commission. Although Sandera has no reason to believe that any such information is inaccurate or incomplete, Sandera has undertaken no independent investigation of such information and does not assume any responsibility for its accuracy or completeness.

                              Sandera Nominees

Name And
Address Of                      Common              Percent Of
Beneficial Owner                Stock               Class

John A. (Pete) Bricker, Jr.(1)       182,000               2.5%
1601 Elm Street, Suite 4000
Dallas, Texas  75201

Mark E. Schwarz(2)                   183,200               2.5%
1601 Elm Street, Suite 4000
Dallas, Texas  75201

Thomas J. Fowler                       -0-                 -0-
1601 Elm Street, Suite 4000
Dallas, Texas 75201


(1) Mr. Bricker directly owns no Common Shares; however, the shares shown for Mr. Bricker represent 182,000 Common Shares that Mr. Bricker may be deemed to own beneficially because of his position as a controlling person of Sandera Capital, L.L.C., which is the general partner of Sandera Capital Management, L.P., which in turn is the general partner of Sandera Partners, L.P. (which is the direct beneficial owner of the 182,000 Common Shares).

(2) Mr. Schwarz directly owns no Common Shares; however, the shares shown for Mr. Schwarz represent (a) the 1,200 Common Shares that Mr. Schwarz may be deemed to own beneficially because of his position as the general partner of Newcastle Partners, L.P., which is the direct beneficial owner of the 1,200 Common Shares, and (b) 182,000 Common Shares that Mr. Schwarz may be deemed to own beneficially because of his position as a controlling person of Sandera Capital, L.L.C., which is the general partner of Sandera Capital Management, L.P., which in turn is the general partner of Sandera Partners, L.P. (which is the direct beneficial owner of the 182,000 Common Shares).

               Current Directors and Named Executive Officers

Name Of                         Common              Percent Of
Beneficial Owner           Stock(1)           Class

Dean A. Watkins             258,020                3.6%
H. Richard Johnson          39,259                   *
W. Keith Kennedy, Jr.       353,091                4.9%
John J. Hartmann             20,120                  *
Raymond F. O'Brien           22,420                   *
William R. Graham            26,950                   *
Gary M. Cusumano             12,993                  *
Robert L. Prestel            12,793                   *
Malcolm J. Caraballo         81,448                1.1%
Marc C. Elgaway              14,786                  *
Scott G. Buchanan            55,517                   *
Patrick J. Brady              8,758                  *
All Directors and Officers as
  a group (15 persons)      868,376                11.9%


*      less than 1% of shares outstanding

(1) The amounts shown include shares covered by options exercisable within 60 days of December 31, 1998, as follows: Dean A. Watkins, 9,000 shares; H. Richard Johnson, 9,000 shares; W. Keith Kennedy, 282,200 shares; John J. Hartmann, 19,520 shares; Raymond F. O'Brien, 16,420 shares; William R. Graham, 26,650 shares; Gary M. Cusumano, 12,493 shares; and Robert L. Prestel, 12,493 shares. In addition, the amounts shown also include shares covered by options exercisable within 60 days of December 31, 1997, as follows: Malcolm J. Caraballo, 62,533 shares; Marc C. Elgaway, 13,333 shares; Scott G. Buchanan, 44,450 shares; Patrick J. Brady, 5,999 shares and all directors and officers as a group, 521,439 shares. Also included are 6,161, 8,115, 1,453, 4,767, and 2,759 shares for Messrs. Kennedy, Caraballo, Elgaway, Buchanan, and Brady respectively, which are allocated to their accounts, and 27,695 shares allocated to the accounts of all officers under the Company's employee stock ownership plans as of December 31, 1997, according to the plans' administrator.

                           Principal Stockholders

           The following table sets forth information regarding each person who, to Sandera's knowledge, owns more than 5% of any class of the Company's outstanding voting securities:

Name And
Address Of                              Common              Percent Of
Beneficial Owner                        Stock               Class

Mellon Bank Corporation                 599,988(1)                8.3%
One Mellon Bank Center
Pittsburgh, Pennsylvania  15258

Banner Aerospace, Inc.                  512,000(2)                7.1%
45025 Aviation Drive
Suite 300
Dulles, Virginia  20166-7516

Dimensional Fund Advisors, Inc.         473,600(3)                 6.5%
1299 Ocean Avenue, 11th Floor
Santa Monica, California 90401

Central Securities Corporation          465,000(4)                 6.4%
375 Park Avenue
New York, New York  10152

The TCW Group, Inc.                     439,400(5)                 6.1%
865 South Figueroa Street
Los Angeles, California 90017



(1) According to the Schedule 13G filed by such shareholder, Mellon Bank Corporation may be deemed to be the beneficial owner of the aggregate number of Common Shares shown, with sole power to vote or to direct the vote of 544,888 shares and the sole power to dispose or direct the disposition of 549,288 shares and the shared power to dispose or direct the disposition of 50,700 shares.

(2) According to the Schedule 13D filed by such shareholder, Banner Aerospace, Inc. is the direct beneficial owner of the aggregate number of Common Shares shown, with the sole power to vote or to direct the vote and to dispose or direct the disposition of 512,000 shares. In addition, in its capacity as the parent company of Banner Aerospace, Inc., The Fairchild Corporation may also be deemed to be the beneficial owner of the 512,000 Common Shares beneficially owned by Banner Aerospace, Inc.

(3) According to the Schedule 13G filed by such shareholder, in its capacity as a registered investment advisor and investment manager to certain investment companies registered under the Investment Company Act of 1940, Dimensional Fund Advisors, Inc. may be deemed to be the beneficial owner of the aggregate number of Common Shares shown, with the sole power to vote or to direct the vote and to dispose or direct the disposition of 473,600 shares.

(4) According to the Schedule 13G filed by such shareholder, Central Bank Corporation may be deemed to be the beneficial owner of the aggregate number of Common Shares shown, with sole power to vote or to direct the vote and to dispose or direct the disposition of 465,000 shares.

(5) According to the Schedule 13G filed by such shareholder, The TCW Group, Inc. may be deemed to be the beneficial owner of the aggregate number of common shares shown, with the shared power to vote or to direct the vote and to dispose or direct the disposition of 439,400 shares. In addition, in his capacity as a control person of The TCW Group, Inc., Robert Day may also be deemed to be the beneficial owner of the aggregate number of Common Shares reported.


                   CERTAIN ADDITIONAL INFORMATION

       The rules of the SEC require Sandera to make available to shareholders certain additional information with respect to its director nominees and any others who may be deemed to be participants in Sandera's solicitation (each, including all the entities specified in the following paragraph, a "Participant").

       The name, business address, principal occupation and principal business of Sandera's nominees appear above under "The Meeting--Proposal No. 1: Election of Directors." The principal business of Sandera Partners, L.P. is the purchase, sale, exchange, acquisition and holding of investment securities. The general partner of Sandera Partners, L.P. is Sandera Capital Management, L.P., the principal business of which is serving as the general partner of Sandera Partners, L.P. and activities related thereto. The general partner of Sandera Capital Management, L.P. is Sandera Capital L.L.C., the principal business of which is serving as the general partner of Sandera Capital Management, L.P. and activities related thereto. Sandera Capital, L.L.C. is controlled by its Managers, Messrs. Bricker and Schwarz and Clark K. Hunt. The principal occupation of Messrs. Bricker and Schwarz is set forth above under "The Meeting -- Proposal No. 1: Election of Directors." The principal occupation of Clark K. Hunt is financial management. The business address of each person and entity named in this paragraph is 1601 Elm Street, Suite 4000, Dallas, Texas 75201.

       The principal business of Newcastle Partners, L.P. is the purchase, sale, exchange, acquisition and holding of investment securities. The general partner of Newcastle Partners, L.P. is Mark E. Schwarz. The principal occupation of Mr. Schwarz is set forth above. The principal business address of Newcastle Partners, L.P. is 4020 Windsor Avenue, Dallas, Texas 75205.

       The number of Common Shares owned, of record or beneficially, by Sandera's nominees is set forth above under "Voting Securities Outstanding -- Sandera Nominees" and in the notes thereto. Note 1 thereto sets forth the number of shares owned, of record or beneficially, by Sandera Partners, L.P. Except insofar as any of the other entities specified in Note 1 may be deemed, under the rules of the Securities and Exchange Commission, to be the indirect owners of the 182,000 shares held by Sandera Partners, L.P., none of such entities owns any securities of the Company. Note 2 thereto sets forth the number of shares owned, of record or beneficially, by Newcastle Partners, L.P.

       In addition, in its capacity as the majority equity owner of Sandera Capital, L.L.C., Hunt Financial Partners, L.P., a Texas limited partnership, may also be deemed to be a Participant in Sandera's solicitation. The principal business of Hunt Financial Partners, L.P. is financial management. The general partner of Hunt Financial Partners, L.P. is Hunt Financial Group, L.L.C., a Delaware limited liability company, the principal business of which is serving as the general partner of Hunt Financial Partners, L.P. Hunt Financial Group, L.L.C. is controlled by its Managers, Clark K. Hunt, Lamar Hunt and J. R. Holland, Jr. The principal occupation of Mr. Clark K. Hunt is set forth above. The principal occupation of each of Mr. Lamar Hunt and Mr. J. R. Holland, Jr. is financial management. The business address of each person and entity named in this paragraph is 1601 Elm Street, Suite 4000, Dallas, Texas 75201. The persons and entities named in this paragraph do not directly own any Common Shares; however, each may be deemed, under the rules of the Securities and Exchange Commission, to be the indirect owners of the 182,000 shares held by Sandera Partners, L.P.

       Schedule I hereto states, with respect to all securities of the Company purchased or sold within the past two years by each Participant, the dates on which they were purchased or sold and the amount purchased or sold on each such date. Participants not named in Schedule I have not purchased or sold any of the Company's securities. No part of the purchase price or market value of any of such securities is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities. Except as set forth herein, no Participant is, or was within the past year, a party to any contract, arrangement or understanding with any person with respect to any of the Company's securities including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits or the giving or withholding of proxies.

       Except as set forth above and under "Voting Securities
Outstanding -- Sandera Nominees," neither the Participants nor any of their associates own beneficially, directly or indirectly, any securities of the Company.

       Each of Sandera's nominees has agreed to stand for election as a director of the Company at the request of Sandera.

       Except as set forth above under "The Meeting -- Proposal No. 1:
Election of Directors," or under "Certain Additional Information," no Participant or any associate of any Participant (i) has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, (ii) has any arrangement or understanding with any person with respect to any future transactions to which the Company or any of its affiliates will or may be a party or (iii) had during the last fiscal year any direct or indirect material interest with respect to any, or has any such interest with respect to any currently proposed, transaction or series or similar transactions in which the amount involved exceeds $60,000 and to which the Company or any of its subsidiaries was or is to be a party.

                              THE SOLICITATION

           The entire cost of the solicitation of proxies by Sandera will be borne by Sandera. Sandera does not intend to seek reimbursement from the Company for these expenses if Sandera nominees are elected to the Board of Directors. Sandera estimates that total expenditures relating to such solicitation, including D.F. King's fees and expenses, will be approximately $200,000 of which approximately $50,000 has been expended to date. Proxies will be solicited by mail, advertisement, telephone, and in person. Nominees and the other persons identified as Participants herein may, without additional compensation, make solicitations through personal contact or by telephone, and arrangements may be made with brokerage houses or other custodians, nominees and fiduciaries to send solicitation material to their principals. Sandera will reimburse any such person for his reasonable expenses. In addition, Sandera has retained D. F. King to assist in the solicitation of proxies on behalf of Sandera for a fee not to exceed $75,000 and reimbursement for its direct and indirect expenses. Sandera cannot now determine how many persons will be used by D. F. King in its solicitation efforts but anticipates that approximately 25 such persons will be used. Sandera also expects to agree to indemnify D. F. King against certain liabilities and expenses, including liabilities and expenses under the federal securities laws.

                                 IMPORTANT

       If your shares are registered in the name of a brokerage firm, bank or other institution, only it can execute a proxy for such shares and only after receiving your specific instructions. Accordingly, please contact the person responsible for your account and instruct that person to execute the GREEN proxy card. If you have any questions or need assistance, please contact D. F. King, which is assisting us in this matter, at (212) 269-5550.

            PLEASE ACT PROMPTLY -- SIGN, DATE AND MAIL THE GREEN
                             PROXY CARD TODAY!

                                                                  Schedule I

       This Schedule sets forth information concerning all shares of the Common Stock of Watkins-Johnson Company purchased and sold by each Participant within the past two years, the dates on which they were purchased or sold and the amount purchased or sold on each such date. None of the Participants have purchased or sold any securities of Watkins-Johnson Company other than Common Stock within the past two years.

                           SANDERA PARTNERS, L.P.

                                               Number of Shares
Date                                      Purchased (P) or Sold (S)

12/04/98                                          400 (P)
12/09/98                                        1,000 (P)
12/14/98                                        6,700 (P)
12/15/98                                        5,000 (P)
12/15/98                                        2,000 (P)
12/16/98                                        6,700 (P)
12/17/98                                        2,000 (P)
12/17/98                                       25,000 (P)
12/22/98                                       13,300 (P)
12/23/98                                        5,300 (P)
12/24/98                                       20,300 (P)
12/28/98                                       71,500 (P)
12/29/98                                        1,800 (P)
12/30/98                                       20,200 (P)
12/31/98                                          800 (P)


                          NEWCASTLE PARTNERS, L.P.

                                               Number of Shares
Date                                      Purchased (P) or Sold (S)

1/12/98                                              1,200 (P)

                  PRELIMINARY COPY--FOR THE INFORMATION OF
                THE SECURITIES AND EXCHANGE COMMISSION ONLY

                          WATKINS-JOHNSON COMPANY

           THIS PROXY IS SOLICITED ON BEHALF OF SANDERA PARTNERS, L.P. AND NEWCASTLE PARTNERS, L.P. (COLLECTIVELY, "SANDERA"), FOR THE ANNUAL MEETING TO
BE HELD ON         , 1999, OR ANY POSTPONEMENT OR ADJOURNMENT THEREOF.

       THE UNDERSIGNED hereby constitute(s) and appoint(s) John A. (Pete) Bricker, Jr., Mark E. Schwarz, Thomas J. Fowler and John W. Cornwell, and each of them, as proxies, with full power of substitution, to represent and to vote all shares of the common stock of Watkins-Johnson Company (the "Company") that the undersigned would be entitled to vote if personally present at the above stated Annual Meeting, and at any postponement or adjournment thereof, as instructed below. The undersigned hereby revokes any previous proxies with respect to the matters covered by this proxy.
-------------------------------------------------------------------------------

1.     ELECTION OF DIRECTORS

       Sandera nominees:

       Sandera recommends a vote FOR the election of the Sandera Nominees listed below.

            FOR the three nominees  [  ]            WITHHOLD AUTHORITY
[  ]
       listed below (except as marked               to vote for the three
nominees
       to the contrary below)                  listed below

     John A. (Pete) Bricker, Jr., Mark E. Schwarz and Thomas J. Fowler

       Instruction: To withhold authority to vote for any individual nominee, mark FOR above and write that nominee's name in the space provided below.

-------------------------------------------------------------------------------







              (Continued And To Be Signed On The Other Side)

                     PROXY  (Continued From Other Side)

           This Proxy will be voted in accordance with the undersigned shareholder's specifications hereon. In the absence of such specifications, the Proxy will be voted FOR the election of the nominees specified in Proposal No.
1. There is cumulative voting in the election of directors. In the absence of instructions to the contrary, a vote FOR the election of the nominees specified in Proposal No. 1, including Proxies unmarked with respect to Proposal No. 1, will give the proxies discretionary authority to cumulate all votes to which the undersigned shareholder is entitled and to allocate such votes for one or more of the nominees for whom authority was not withheld. See "The Meeting -- Record Date, Quorum and Voting" for information on how to give instructions to cumulate votes. Votes will be cumulated in such a manner as to assure the election of the maximum number of the nominees specified in Proposal No. 1. As to such other matters as properly may come before the Annual Meeting, this Proxy will be voted by the proxies named on the reverse hereof according to their discretion.



                                     Dated:


                                          (Signature)

                                          (Title)

                                          (Signature if held jointly)

                                     Please sign exactly as your name
                                     appears hereon.  When shares are held
                                     by joint tenants, both should sign.
                                     When signing as an attorney,
                                     executor, administrator, trustee,
                                     guardian, corporate officer or
                                     partner, give full title as such.  If
                                     a corporation, sign in full corporate
                                     name by authorized officer.  If a
                                     partnership, sign in partnership name
                                     by authorized person.